

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc.
601 E. Charleston Blvd. Ste. 100
Las Vegas, NV 89104

> **Re: iQSTEL Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2022**
> **File No. 333-268856**

Dear Leandro Iglesias:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 16, 2022

Prospectus Summary, page 1

1. Please clarify the percentage of revenue that is generated from your four business lines for all periods presented: (i) telecom division; (ii) fintech business line; (iii) blockchain platform business line; and (iv) electric vehicle business line.

2. We note that the Mobile App/Wallet includes the ability to buy/sell crypto. Please revise as follows:

   - affirmatively identify all of the crypto assets that you hold or transact in;
   - discuss your intentions to hold or transact in any other crypto assets and update this disclosure in future filings as appropriate;
   - describe your process, if any, for analyzing whether a particular crypto asset that

you intend to hold or transact in is a "security" within the meaning of Section 2(a)(1) of the Securities Act. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and

- expand your risk factors to describe the specific potential consequences to you and to investors if it is subsequently determined that you have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose this risk in the Summary.

Risk Factors, page 2

3. With the digital wallet offered by Global Money One and customers' ability to "Buy/Sell Crypto" on the platform, describe any material risks related to safeguarding your, your affiliates', or your customers' crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

4. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

5. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
   - Risk from depreciation in your stock price.
   - Risk of loss of customer demand for your products and services.
   - Financing risk, including equity and debt financing.
   - Risk of increased losses or impairments in your investments or other assets.
   - Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
   - Risks from price declines or price volatility of crypto assets.

Business, page 22

6. Please disclose the manner in which digital wallets are stored on behalf of third parties or customers. For example, disclose whether the wallets are stored in cold storage, or are connected to the internet.

7. If material to an understanding of your business, discuss any steps you take to safeguard your customers' crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest, particularly in the digital wallet through Global Money One. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

8. Provide disclosure of any significant crypto asset market developments material to

understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets. For example, provide disclosure pertaining to the Fintech business line, Global Money One, and the impact of recent market events on the company's digital wallet offering.

General

9. We note that the company issued a press release on November 7, 2022 that it has "begun the application process to dual list its shares on Upstream." Please disclose whether a listing on Upstream is a condition to this offering and what security is being listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction and the risks and uncertainties with listing on this exchange, including any restrictions on investors in this offering. Tell us the status of your listing application process on Upstream.

10. We note that the Upstream website allows trading of tokenized equity of certain companies. Please clarify whether you intend to list the tokenized equity on Upstream. If so, provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. Include the company's legal analysis as to the characterization of the tokenized equity and whether it is the same class as the common shares, a different class of common stock, or a security based swap. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise. In your response, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company's U.S. transfer agent, and also address how any "tokenized equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).

11. We note that the press release indicates that shareholders are eligible to receive digital dividends. Explain whether you are planning to offer digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares.

12. Please clarify whether there could be discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

13. Please clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Marion Graham, Law Clerk, at 202-551-6521 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Doney